SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated June 5, 2017, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated May 26, 2017, the company reported that it has acquired from a non-related third party the building located in Vedia 3892 street in the Saavedra Neighborhood of the Autonomous City of Buenos Aires, adjoining to our commercial complex DOT. The building has a built area of 10,393 sqm, a FOT area of 28,227 sqm and has the purpose for the development and rent of offices.

The price of the operation was set at USD 29 million, which were already fully paid. The Company has signed a free rent agreement with the selling party for a term of 7 months and 15 days (with maturity on January 19, 2018).

This acquisition will allow IRSA Commercial Properties to continue growing in the commercial real estate segment in Argentina by adding square meters to the DOT Commercial Complex, one of the largest projects of office buildings and mixed uses in the City of Buenos Aires, where the company is already developing an office building of 32,000 m2 and has other reserves of land nearby for future commercial developments.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: June 5, 2017